FORM 5

[ ] Check box if no longer subject to
    Section 16.  Form 4 or 5 obligations
    May continue.  See Instructions 1(b).

[X] Form 3 Holdings Reported
[X] Form 4 Transactions Reported


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of
        1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

 Masterson   Linda       H.
-----------------------------------------
 (Last)     (First)   (Middle)

  Lifepoint, Inc., 10400 Trademark Street
------------------------------------------
         (Street)

Rancho Cucamonga,    CA         97130
------------------------------------------
(City)          (State)           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

         Lifepoint, Inc. LFPT
-------------------------------------------


3.  IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
------------------------------------------


4.  Statement for Month/Year

        3/98
-------------------------------------------

5.  If Amendment, date of Original (Month/Year)


--------------------------------------------

6.  Relationship of Reporting Person to Issuer
               (Check all applicable)

[x]Director                   				 [ ]10% Owner
[x]Officer (give title below)    	 [ ]Other (specify below)

Vice President, Operations
--------------------------


Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned


                                                4. Securities Acquired (A) or
                                                   Disposed of (D) (Instr. 3,4
1. Title of   2. Transaction  3. Transaction       and 5)
   Security      Date            Code              ----------------------------
   (Instr.3)     (Mo/Day/Yr)     (Instr. 8)        Amount    (A)or(D)    Price
   ---------     -----------     ------------      ------    --------    ------

NONE




              5. Amount of
                 Securities
                 Beneficially         6. Ownership            7. Nature of
                 Owned at End            Form: Direct            Indirect
Title of         of Issuer's             (D) or In-              Beneficial
Security         Fiscal Year             direct (I)              Ownership
(Instr.3)        (Instr.3 and 4)         (Instr. 4)              (Instr. 4)
---------        ------------------      ---------------         ------------

NONE


Table II - Derivative Securities Acquired, Disposed of, Beneficially Owned
           (e.g., puts calls, warrants, options, convertible securities)


                                                                 5. Number of
                                                                    Derivation
                                                                    Securities
               2. Conversion or                                     Acquired (A)
1. Title of       Exercisable                                       Disposed of (D)
   Derivative     Price of      3. Transaction   4. Transaction     Instr. 3,4 and5
   Security       Derivative       Date             Code            ---------------
   (Instr. 3)     Security         (Mo/Day/Yr)      (Instr. 8)      (A)        (D)
   ----------     -------------    -----------      ------------   ------     -----

Stock Option      $.50(1)          8/14/97           A4            300,000      0


Common Stock      $.50             10/27/97          T4            400,000      0
Purchase
Warrant

              6. Date              7. Title and
                 Exercisable          Amount of
                 and Expir-           Underlying
                 ation Date           Securities
                 (Mo/Day/Yr)          (Instr. 3 and 4)
Title of       -----------------      ----------------       8. Price of
Derivative      Date       Expir               Amount or        Derivative
Security        Exercis    ation               Number of        Security
(Instr.3)       able       Date       Title    Shares           (Instr.5)
----------    --------   ---------    ------   --------         -----------

Stock Option    (2)      8/13/02     Common    300,000            0
                                     Stock

Common Stock    (3)     10/26/02     Common    400,000            0
Purchase                             Stock
Warrant



                   9. Number of
                      Derivative       10. Ownership
                      Securities           Form of
                      Beneficially         Derivative     11. Nature
Title                 Owned at             Security:          of Indirect
of Derivative         end of               Direct (D)         Beneficial
Security              month                Indirect (I)       Ownership
(Instr.3)             (Instr.4)            (Instr.4)          (Instr. 4)
-------------         ------------         ------------       -----------

Stock Option          300,000               D                 N/A

Common Stock          700,000               D                 N/A
Purchase
Warrant



Explanation of Responses:

(1) Decreased from $1.25 to $0.50 per share on 10/05/97.

(2) Grant from issuer for services not pursuant to employee plan.

(3) Becomes exercisable as to 37,500 shares on 8/14/98, becomes exercisable as to 3,125 shares on the 14th of each month thereafter for 36 months, becomes exercisable as to 75,000 shares upon completion of working plant/prototype and becomes exercisable as to 75,000 shares when the first product is released to market.

(4) Becomes exercisable as to 200,000 shares on 12/10/09 and will become exercisable as to balance whenever issuer completes long-term financing with gross proceeds of at least $5,000,000.



                 		/s/ Linda H. Masterson		          	5/27/98
                   -----------------------------      -------
                 		Signature of Reporting Person		      Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.